The Benchmark Company, LLC

150 E 58th Street, 17th floor

New York, NY 10155

June 16, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:NuZee, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-234643)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as underwriter of the proposed offering, hereby joins the request of NuZee, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:30 p.m. (Washington, D.C. time) on June 18, 2020, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between June 12, 2020 and the date hereof, approximately 250 copies of the preliminary prospectus dated June 12, 2020 were distributed to underwriters, dealers, institutions and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

The Benchmark Company, LLC

By: /s/ Michael S. Jacobs

Name:Michael S. Jacobs

Title:  MD/Head of Equity Capital Markets